Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

July 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re: Clickstream Corp.

Amendment No. 4 to Offering Statement on Form 1-A

Filed July 2, 2021

File No. 024-11475

Ladies and Gentlemen:

By letter dated July 12, 2021, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided Clickstream Corp. (the "Company") with comments on the Company's Amendment No. 4 to Offering Statement on Form 1-A, described above.

This letter contains the Company's responses to the Staff's comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff's letter to the Offering Statement. In addition to addressing the Staff’s comments, the Company has updated the Offering Statement by including the financial statements for the quarter ended March 31, 2021 together with corresponding updated information.

Amendment No. 4 to Form 1-A

Who Owns Our Voting Stock, page 26

  We note that the total number of shares held by the five officers and directors do not correspond to the total amount that is disclosed in the beneficial ownership table. Please revise.

COMPANY'S RESPONSE

The Company has revised the table to address the comment ,as well as making some additional changes.

Exhibits

  Please include a currently dated auditor's consent in your next amendment. Refer to Item 17.11 of Part III to Form 1-A.

COMPANY’S RESPONSE

The Company has filed a currently dated auditor’s consent, as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti

By Frank Magliochetti,

Chief Executive Officer

cc: David L. Ficksman